Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of BHS that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties, including risks and uncertainties related to the benefits from, or completion of, the proposed merger transaction. Such risks and uncertainties, include, but are not limited to: failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the proposed merger transaction, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the proposed merger transaction, failure to realize the expected benefits of the proposed merger transaction, negative effects of announcement or consummation of the proposed merger transaction on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the proposed merger transaction, unanticipated expenses such as litigation or legal settlement expenses, and tax law changes. Actual results could differ materially. For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540 or at Tyco’s Web site at http://investors.tyco.com/ under the heading “Investor Relations” and then under the heading “SEC Filings”.  Tyco does not undertake any duty to update any forward-looking statement to conform this statement to actual results or changes in the company’s expectations, except as required by law.

FINAL TRANSCRIPT

Conference Call Transcript

TYC - Q1 2010 Tyco International Earnings Conference Call

Event Date/Time: Jan. 28. 2010 / 8:30AM ET

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CORPORATE PARTICIPANTS

Ed Arditte

Tyco International, Ltd. - SVP Strategy & IR

Ed Breen

Tyco International, Ltd. - Chairman & CEO

Chris Coughlin

Tyco International, Ltd. - EVP & CFO

Unidentified Company Representative

Tyco International, Ltd.

CONFERENCE CALL PARTICIPANTS

Deane Dray

Friedman, Billings, Ramsey Group, Inc. - Analyst

John Inch

BAS-ML - Analyst

Scott Davis

Morgan Stanley - Analyst

Nigel Coe

Deutsche Bank - Analyst

Steve Winoker

Sanford C. Bernstein & Company, Inc. - Analyst

Steve Tusa

JPMorgan Chase & Co. - Analyst

Gautam Khanna

Cowen and Company - Analyst

QUESTION AND ANSWER

Deane Dray — Friedman, Billings, Ramsey Group, Inc. - Analyst

Great. And thank you. Just have a clarification. It was interesting on how you’ve reported ADT this quarter — you’re calling out the North America ADT business. I know in the past we have looked at US. My guess is this may be a recast, either reorganization, but also an anticipation of integrating Brinks because they report on that basis. So just give us some color about what that change is and if we were to look back at what US might have been this quarter.

Chris Coughlin — Tyco International, Ltd. - EVP & CFO

Deane, I’ll take that one. Specifically we will be giving you the disconnect rate and some of the other key metrics on a North American basis as opposed to just a US basis. In our numbers, though that we have given you each quarter, it’s really been on a — mostly on a North American basis. As we move forward here, obviously, with the announcement last week to acquire the Brinks Broadview business, it operates on a North American basis as well. And so we will be — once the transaction closes, we will be presenting you North America, which is obviously very, very heavy US and a little bit of — a little bit of Canada.

Ed Breen — Tyco International, Ltd. - Chairman & CEO

And, Deane, Canada’s results are very similar to our US results. You’re not seeing any variation there when we put that in.

Deane Dray — Friedman, Billings, Ramsey Group, Inc. - Analyst

And same profitability?

Ed Breen — Tyco International, Ltd. - Chairman & CEO

About the same, yes.

Deane Dray — Friedman, Billings, Ramsey Group, Inc. - Analyst

Great. Thank you.

Operator

Thank you. Scott Davis with Morgan Stanley, your line is now open.

Scott Davis — Morgan Stanley - Analyst

Okay. Good morning, guys.

Ed Breen — Tyco International, Ltd. - Chairman & CEO

Good morning, Scott.

Scott Davis — Morgan Stanley - Analyst

I share John’s confusion on guidance for 2Q, but understand your conservativeness. Anyways, can we move into Broadview a little bit? And one of the things that — I was on the road when you did your call, so excuse me if I’m duplicating some of the questions, but when I walked through the Broadview earnings model, and it seems like the costs that can come out of there are substantially higher than what you’re guiding to — can you talk a little bit about what can’t come out and why, to maybe help us understand the integration there?

Chris Coughlin — Tyco International, Ltd. - EVP & CFO

Well, certainly, Scott, what we can eliminate are things like the duplicate functional costs. But what we want to maintain is, obviously, a large degree of the sales force that’s generating new accounts that we can then plug into our monitoring centers around the world in the US and Canada and get the synergies there. There will also be some synergies in branch offices but we still will need a lot of the installation capabilities that they bring, so sort of the administrative, we can consolidate, get synergies but again we want to be able to drive the growth aspects through their sales force and the additional installation capabilities that we get.

Ed Arditte — Tyco International, Ltd. - SVP Strategy & IR

Scott, I would just add to that, as we outlined last week, there are three buckets of savings. There’s traditional operational savings, which I think if you look at it relative to their operating costs, are fairly significant as Chris just outlined. There are some other savings that effectively start to happen on day one from stopping the rebranding and stopping the royalty expense. And then given the way we are structuring the deal, there are additional savings from a tax efficiency point of view. And the combination again of all three are what drives the economics of the deal. And finally, with respect to a good portion of these synergies, they start to accrue on day one simply by making changes in what’s being done and the way the deal has been structured.

Chris Coughlin — Tyco International, Ltd. - EVP & CFO

John, I’ll also mention that when you look at this on a cash basis, because of the level of synergies that we get, it’s much more accretive even on a cash basis than it is on an accounting basis because we under the accounting rules when we acquire it, we will write [up] the value with accounts. We will then take additional amortization of about $60 million over what Brinks would report today. So, again, we think that the economics of this in with the synergies will generate very significant ongoing cash flow that’s even in excess of the nice accretion that we get on an accounting basis in EPS.

Scott Davis — Morgan Stanley - Analyst

No, understand. It calcs out on your numbers to be a 10% year one cash on cash return, which would seem to me, once you’re able to take out some additional costs and add some additional synergies over time, particularly with the sales force, that that’s substantially more attractive than buying back your own stock here. So presumably if you can do more deals like that, it makes sense. Is there any restrictions that you see as far as — really maybe just DOJ or to going out and continuing to roll up the industry? I mean, I know by your measures, I think combined now you’ll have something like 25% or 26% market share, but is there another way that the regulators may calc that that makes it more difficult for you to do deals?

Ed Breen — Tyco International, Ltd. - Chairman & CEO

Scott, we will always look at that but I think you just laid out the numbers. I think in combo now, we were around 20% there, 4%, so you’re at 25% in total. And there’s hundreds and hundreds of competitors in each given region or market, as you all know from where you live. So I would think there’s opportunities to add to the base over time. But just back to a point on the Broadview, as Ed Arditte just mentioned, one of the things I do like — I like the strategic fit obviously of the deal. But one of the things I like on the synergy side of this deal is we really do get a big piece of the synergies literally on day one, which is very comforting, and then we will work really hard to get the operational ones over the first year. But to be able to get the rebranding out, to be able to get the payment back to the old parent out of the number right away, to be able to get day one the tax synergy because of the way we structured the deal are all very big swings on the synergy side for us. And I think we have a very good plan laid out to get the operational cost out, and we will be very focused on that over the next few months.

Chris Coughlin — Tyco International, Ltd. - EVP & CFO

Scott, I would also add that as I mentioned in my remarks, we were able in 2009 to acquire some bulk accounts, and again we have the resources to be able to do that. If those are available at a good price and we get a very nice return, I think that’s probably more likely if we see those kinds of opportunities than other significant acquisitions of US based residential entire security businesses.

Scott Davis — Morgan Stanley - Analyst

Makes sense. Guys, one of the questions I’m getting from people is just concerns about losing some of the Broadview salespeople and maybe some churn, increased churn in the accounts. Is there any type of plan to retain these folks? And I assume that in the transition these accounts are still on full contracts and churn is less of an issue, but can you address both those questions?

Ed Breen — Tyco International, Ltd. - Chairman & CEO

Scott, obviously, this is a bigger deal, but we have a lot of experience on bringing accounts in and bulk accounts. We did a bulk deal for 80,000 accounts as Chris mentioned — that was in the second half of last year. We have a very good modeling of what occurs here and I feel very confident we will hold onto the accounts. There will be some marketing to these accounts that will occur and be real positive, I think. So that I don’t have a concern on. And as Chris mentioned, we clearly do want the sales team at Brinks — they are an excellent group of people, they have done a great job and we clearly want the installation people, they do a great job. We are going to need them, because we expect we will be able to generate the incremental leads that they have been generating over time. And by the way, we are both going to learn from each other here some things we do better, some things they do better. So net net, I think that should be helpful to us, and we will have some programs to make sure people are not nervous during the interim period until we close the deal, typical things companies do and all that. So we will make every move there to make sure there’s stability.

Scott Davis — Morgan Stanley - Analyst

Fair enough. Thanks, guys.

Ed Breen — Tyco International, Ltd. - Chairman & CEO

Thank you.